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                           July 31, 2023

       Mirta Negrini
       Chief Financial Officer
       Dolphin Entertainment, Inc.
       150 Alhambra Circle, Suite 1200
       Coral Gables, FL 33134

                                                        Re: Dolphin
Entertainment, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 25, 2023
                                                            File No. 333-273431

       Dear Mirta Negrini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Erin Fogarty